March 9, 2022

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re: Expion360 Inc.

Draft Registration Statement on Form S-1

Filed December 17, 2020

File No. 0001894954

Ladies and Gentlemen:

Thank you for your comments dated February 3, 2022 to our registration statement on Form S-1, which was originally submitted on December 17, 2021. We have addressed each of the comments raised by you and your team below and in the amended registration statement filed on EDGAR on March 9, 2022 (the “Amended Registration Statement”).

Outlined below are our responses to each of your comments:

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 36

1.	We have reviewed your response to prior comment ten. You now disclose that net cash provided by financing activities for the nine months ended September 31, 2021 included $125,516 net proceeds from the sale of future revenues. Given the amounts presented on your statement of cash flows, it appears that you actually had $125,516 net payments on the liability for sale of future revenues. Please advise or revise your disclosure to address this apparent discrepancy.

Expion360 Response:

We have made relevant revisions on page 36.

Competitive Strengths, Supply Chain , page 48

2.	We note your response to prior comment 11. Please clarify the two references to "[t]he following link" as we still could not find the links.”

Expion360 Response:

We have revised the prospectus to remove these references to links from page 48.

Consent of Independent Registered Public Accounting Firm, page Ex.23.1

3.	We note that your auditor has consented to the inclusion of its report dated December 15, 2021. Given that the audit report is actually dated December 17, 2021, please make arrangements with your auditor to provide a revised consent that appropriately refers to the correct report date.

Expion360 Response:

We have further updated the audit report date due to the finalization of the December 31, 2021 audit and have submitted an updated auditor consent.

General

4.	We note your response to prior comment 23. Please revise your disclosure to affirmatively state whether the forum selection provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As appropriate, revise your disclosure such as on pages 19 and 63 accordingly.

Expion360 Response:

We have revised the disclosure on pages 19 and 63 to affirmatively state that the forum selection provision will not apply to actions arising under the Securities Act of Exchange Act. With regard to disclosure in future filings, the Company confirms that it will provide disclosure regarding these forum selection provisions in its risk factor disclosure and other applicable items in its future periodic reports pursuant to the Exchange Act, including Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

5.	We reissue prior comment 24. We note your response that "where the selling stockholders did exercise their warrants to acquire shares in advance of the listing on Nasdaq, [they] would be free to resell at prices satisfactory to them (keeping in mind the warrant exercise price is $3.32)." Given that the selling stockholders would not be selling in a recognized and established trading market, disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq, after which the securities can be offered and sold at prevailing market prices or at negotiated prices.

Expion360 Response:

Given that the warrants and the underlying shares constitute “restricted securities” under Rule 144, we expect that the selling stockholders will delay resales of their securities until the registration statement has gone effective and the shares are listed on NASDAQ. However, the selling stockholders are not subject to a separate contractual lock-up or restriction on the price at which they may resell the shares and therefore we respectively submit that no price range can be provided—the selling stockholders would be free to resell the shares upon exercise of the warrants, subject to an available exemption from registration under the Securities Act, at the price of their choosing. Accordingly, we respectfully submit that it is impossible for us to define a range within which they may sell shares prior to quotation on Nasdaq.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact me at (541) 797-6714 or john@expion360.com.

Very truly yours,

John Yozamp

Chief Executive Officer

Expion360 Inc.